UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

Grupo Iusacell, S.A. de C.V.

(Name of Subject Company)

Grupo Iusacell, S.A. de C.V.

(Name of Person(s) Filing Statement)

Series V Shares

American Depositary Shares

(each representing 100 Series V Shares)

(Title of Classes of Securities)

40050B 20 9 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Russell A. Olson

Executive Vice President and Chief Financial Officer

Grupo Iusacell, S.A. de C.V.

Prolongación Paseo de la Reforma 1236

Colonia Santa Fe

Delegación Cuajimalpa

05348 Mexico, D.F.

Telephone: 5255 5109-4400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:

Lawrence Goodman

Jeffrey N. Ostrager

Curtis, Mallet-Prevost, Colt & Mosle LLP

101 Park Avenue

New York, NY 10178

Telephone: (212) 696-6000

☐ Check	the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information

(a)  The name of the subject company is Grupo Iusacell, S.A. de C.V. (“Iusacell” or the “Company”), a sociedad anónima de capital variable organized and existing under the laws of the United Mexican States (“Mexico”). The address and telephone number of the Company’s principal executive offices are Prolongación Paseo de la Reforma 1236, Colonia Santa Fe, Delegación Cuajimalpa, Mexico, D.F. 05348. The telephone number of the Company’s principal executive offices is 011 (52-55) 5109-4400.

(b)  The titles of the classes of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates are (i) Series V Shares of the Company (“Series V Shares”) and (ii) American Depositary Shares, each representing 100 Series V Shares (“ADSs”). As of July 9, 2003, there were 900,732,310 Series V Shares outstanding, of which 116,038,100 were held in the form of ADSs.

Item 2.    Identity and Background of Filing Person

The name, address and business telephone number of the Company, which is the person filing this statement, are set forth in Item 1(a) above and incorporated by reference into this Item 2.

The Offers

This Schedule 14D-9 relates to the offer by Movil Access, S.A. de C.V. (“Movil Access” or the “Purchaser”), a sociedad anónima de capital variable organized and existing under the laws of Mexico and a wholly-owned subsidiary of Biper, S.A. de C.V. (“Biper”), a sociedad anónima de capital variable organized and existing under the laws of Mexico, to purchase for cash (i) all of the outstanding Series V Shares held by persons who are not residents of Mexico at a price equal to the U.S. dollar equivalent of Ps. 0.05712180 per Series V Share and (ii) all of the outstanding ADSs at a price equal to the U.S. dollar equivalent of Ps. 5.712180 per ADS (the “U.S. Offer”) upon the terms and conditions of the U.S. Offer to Purchase, dated June 30, 2003 (as amended or supplemented, the “U.S. Offer to Purchase”) and the related ADS Letter of Transmittal (as amended or supplemented, the “Letter of Transmittal”). The U.S. Offer to Purchase and the Letter of Transmittal were filed as exhibits to the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended or supplemented, the “Schedule TO”), which was filed by Movil Access with the Securities and Exchange Commission (the “SEC”) on June 30, 2003. According to the U.S. Offer to Purchase, pursuant to an offer in Mexico (the “Mexican Offer” and together with the U.S. Offer, the “Offers”), Movil Access is offering in Mexico to purchase for cash all of the outstanding Series V Shares and Series A Shares (the “Series A Shares” and together with the Series V Shares and ADSs, the “Securities”) of the Company at a price equal to either (i) Ps. 0.05712180 per Series V Share and Ps. 0.05712180 per Series A Share or (ii) at the election of the offerees, and subject to certain conditions, the U.S. dollar equivalent of such peso amounts.

According to the U.S. Offer to Purchase, the U.S. dollar equivalent of the Mexican peso prices will be calculated using the average of the exchange rates reported on each of the five (5) consecutive business days ending two (2) business days prior to the expiration date of the U.S. Offer (the “Expiration Date”) by Reuters and Bloomberg on their FXBENCH page as the closing rate for the exchange of Mexican pesos and U.S. dollars.

The U.S. Offer and related withdrawal rights will expire at 5:00 P.M., New York City time (4:00 P.M., Mexico City time) on Tuesday, July 29, 2003 unless the U.S. Offer is extended.

According to the Schedule TO, the business address and telephone number of Movil Access are Av. Insurgentes Sur 3696 y Calle Nueva, Colonia Pena Pobre, Mexico D.F. 14260, 011 (52-55) 5447-8900.

The information relating to Movil Access, Biper and their affiliates and the terms of the Offers contained in or incorporated by reference into this Schedule 14D-9 has been derived from, or incorporated by reference to, the Schedule TO. Although the Company does not have any knowledge that any such information is untrue, the Company takes no responsibility for, and cannot provide assurance as to, the accuracy or completeness of, such information.

The Acquisition and Escrow Agreements

Pursuant to an Acquisition Agreement (the “Acquisition Agreement”) dated as of June 12, 2003, by and among Movil Access, Biper, Bell Atlantic Latin America Holdings, Inc. (“BALAH”), Bell Atlantic International, Inc. (“BAII”), Bell Atlantic New Zealand Holdings, Inc. (“BANZH” and together with BALAH and BAII, the “Verizon Shareholders”) and Vodafone Americas B.V. (“Vodafone” and together with the Verizon Shareholders, the “Principal Shareholders”), the Principal Shareholders agreed, among other things, to tender all the Securities owned by them in the Offers. As of June 12, 2003, the Verizon Shareholders and Vodafone respectively owned 39.4% and 34.5% of the total outstanding Series A Shares and Series V Shares (including Series V Shares held in the form of ADSs). Pursuant to the Acquisition Agreement, the Verizon Shareholders have converted their ADSs into Series V Shares.

In connection with the transactions contemplated by the Acquisition Agreement, Movil Access, Biper, the Verizon Shareholders, Vodafone and The Bank of New York, as escrow agent (the “Escrow Agent”), have entered into an Escrow Agreement, dated as June 12, 2003 (the “Escrow Agreement”). Pursuant to the Escrow Agreement, the Verizon Shareholders and Vodafone have transferred to the Escrow Agent all of the Series A Shares and Series V Shares (other than Series V Shares formerly held in the form of ADSs) owned by the Verizon Shareholders and Vodafone. Each of Vodafone and the Verizon Shareholders irrevocably appointed the Escrow Agent as its attorney-in-fact and proxy to tender such securities into the Mexican Offer. Pursuant to the Escrow Agreement, the Securities owned by the Principal Shareholders and deposited with the Escrow Agent have been tendered in the Mexican Offer by the Escrow Agent on behalf of the Principal Shareholders.

Certain other provisions of the Acquisition Agreement and Escrow Agreement are summarized in Item 3 below.

Financial Position of the Company

We did not generate sufficient cash flows from our operations to make the June 1, 2003 US$25.0 million interest payment on the Company’s 14¼% Senior Notes due 2006 (the “Iusacell senior notes”) issued pursuant to the Indenture, dated as of December 16, 1999, between Nuevo Grupo Iusacell, S.A. de C.V., Bell Atlantic Corporation and The Bank of New York, as Trustee (the “Iusacell Indenture”) and, as a result, we did not make that payment. A 30-day grace period within which to make the interest payment expired on July 1, 2003. As a result, an event of default has occurred under the Iusacell Indenture, and the holders of the Iusacell senior notes have the right to declare the principal of and the accrued interest under the Iusacell senior notes due and payable or take other legal actions specified in the Iusacell Indenture, as they deem appropriate. The principal amount outstanding under the Iusacell senior notes is US$350.0 million.

The right of such holders to accelerate our repayment obligations under the Iusacell senior notes constitutes an event of default under the terms of the Amended and Restated Credit Agreement (the “Credit Agreement”) dated as of July 25, 1997, as amended and restated as of March 29, 2001, among Grupo Iusacell Celular, S.A. de C.V., our wholly-owned subsidiary (“Iusacell Celular”), the lenders party thereto and The Chase Manhattan Bank, as Administrative and Collateral Agent, as amended from time to time entitling the lenders to declare the indebtedness due thereunder immediately due and payable. If the lenders under the Credit Agreement decide to accelerate the indebtedness, this would result in an event of default under the Indenture, dated as of July 25, 1997, between Iusacell Celular, certain Guarantors and First Union National Bank, as Trustee (the “Iusacell Celular Indenture”), which would permit the holders of the 10% Senior Notes due 2004 of Iusacell Celular (the “Iusacell Celular senior notes”) issued pursuant to the Iusacell Celular Indenture to accelerate Iusacell Celular’s repayment obligations under the Iusacell Celular senior notes. The principal amount outstanding under the Iusacell Celular senior notes is US$150.0 million.

Also, should the foregoing defaults occur, the cross-default provisions contained in our various other credit agreements may also be triggered. In the event that the holders of the Iusacell senior notes, the holders of the Iusacell Celular senior notes or the lenders under the Credit Agreement choose to accelerate the maturity of their debt, neither we nor Iusacell Celular would have the cash resources to repay such amounts.

During the first half of 2003, Iusacell Celular exceeded the permitted leverage ratio under the Credit Agreement of 2.50. On April 28, 2003, Iusacell Celular and the lenders entered into a temporary amendment and waiver to the Credit Agreement to increase the permitted leverage ratio from 2.50 to 2.70. On May 22, 2003, the amendment and waiver was extended until June 13, 2003 and on June 12, 2003, the amendment and waiver was further extended until June 26, 2003. The amendment and waiver expired, which resulted in an event of default under the Credit Agreement as if the amendment and waiver had never been executed, entitling the lenders under the Credit Agreement to declare the indebtedness under their loan immediately due and payable. On July 10, 2003, the amendment and waiver was further extended until August 14, 2003. If the amendment and waiver expires and is not further extended, and the lenders thereunder accelerate the loan, defaults would occur under the Iusacell Indenture and the Iusacell Celular Indenture, which would permit the holders of the Iusacell senior notes and the Iusacell Celular senior notes to accelerate Iusacell’s repayment obligations and Iusacell Celular’s repayment obligations. The principal amount outstanding under the Credit Agreement is US$265.6 million.

Under the Iusacell Celular Indenture and the Iusacell Indenture, consummation of the Offers will constitute a change of control which will entitle the holders of such notes to require Iusacell Celular and the Company, respectively, to repurchase all or part of such holders’ notes at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. The resulting change of control upon consummation of the Offers will also constitute an event of default under the Credit Agreement, and, unless the default is waived, the lenders under that loan would have the right to declare all amounts outstanding under that loan immediately due and payable.

In its Report of Independent Accountants dated June 13, 2003, PricewaterhouseCoopers, S.C. stated that Iusacell is highly leveraged and has suffered recurring losses from operations that raise substantial doubt as to its ability to continue as a going concern. If Iusacell is unable to service or restructure its indebtedness, Iusacell will likely become involved in Mexican reorganization proceedings and the possible suspension or termination of all or a portion of its business under its concessions.

Purchaser’s Plans for the Company

According to the U.S. Offer to Purchase, following the consummation of the Offers, Movil Access and Biper expect to engage in discussions and negotiations in connection with a possible restructuring of the obligations of Iusacell and/or its subsidiaries with (i) the holders of the Iusacell senior notes, (ii) the holders of the Iusacell Celular senior notes, (iii) the lenders party to the Credit Agreement, and (iv) other creditors of Iusacell and/or any of its subsidiaries. According to the U.S. Offer to Purchase, Movil Access and Biper intend to negotiate a favorable restructuring plan with such creditors so that Iusacell may continue its operations and become profitable. However, the U.S. Offer to Purchase states that there is no certainty that such restructuring plan will be implemented, that the discussions with Iusacell’s creditors will be successful or that, even if such negotiations are successful, Iusacell will be profitable in the near or long term. Furthermore, according to the U.S. Offer to Purchase, in connection with such restructuring, the assets, liabilities, business operations and capital and operating structure of Iusacell could be substantially changed, and Iusacell could engage in mergers, sales of material assets or similar transactions, and there can be no assurance that such changes or actions would not have an adverse impact on Iusacell or its then existing shareholders.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

Except as disclosed in this Item 3, to the knowledge of the Company, there is no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (i) the executive officers, directors or affiliates of the Company or (ii) Movil Access or its executive officers, directors or affiliates.

Iusacell Shareholders Agreement

In accordance with Iusacell’s by-laws and the Shareholders Agreement dated as of March 30, 2001 by and among Iusacell, the Verizon Shareholders and Vodafone (the “Iusacell Shareholders Agreement”), Iusacell’s Board of Directors consists of twelve (12) members. The Series A shareholders have the right to appoint seven (7) directors and their alternates (including the Chairman of the Board of Directors), and the Series V shareholders have the right to appoint five (5) directors and their alternates. Mexican law, Iusacell’s by-laws and the Iusacell Shareholders Agreement give the Verizon Shareholders, as majority owners of the Series A Shares, the right to elect six (6) of the Series A directors. Under Iusacell’s by-laws and the Iusacell Shareholders Agreement, the Verizon Shareholders, as holders of the majority of the Series A Shares, have the right to elect the Chairman of the Board of Directors, who casts the deciding vote in the event of a tie. Vodafone, as holder of more than 10% but less than 20% of the capital stock of Iusacell in the form of Series A Shares, has the right to appoint the remaining Series A director and, as the controlling owner of the Series V Shares, all five Series V directors, subject to (i) the right of any holder of a 10% or greater equity interest in Iusacell in the form of Series V Shares to elect one director, and (ii) the right, granted to the Verizon Shareholders under the Iusacell Shareholders Agreement, to nominate one of the Series V directors. If Vodafone is unable to elect Verizon’s Series V director nominee, then Vodafone has agreed, under the Iusacell Shareholders Agreement, to nominate a Verizon nominee as the seventh Series A director.

Pursuant to the Iusacell Shareholders Agreement, the Verizon Shareholders and Vodafone have agreed to certain restrictions on the transfer of their Iusacell shares. Pursuant to the Iusacell Shareholders Agreement, the Verizon Shareholders and Vodafone have granted to each other a right of first refusal on certain transfers of Series A Shares, which they have waived in connection with the sale transactions contemplated by the Acquisition Agreement.

Transactions with Principal Shareholders

Iusacell Celular and subsidiaries of Verizon Communications Inc. (such company together with its subsidiaries, “Verizon”) have entered into a series of consulting and secondment agreements pursuant to which Verizon has agreed, for an indefinite term, to provide Iusacell with management, technical, marketing, legal and other consulting services and seconded employees. Seconded employees generally agree to expatriate assignments of two to three years duration, with such employees’ compensation being paid by Verizon and reimbursed by Iusacell. Verizon charges Iusacell for the provision of seconded employees at cost. Vodafone has entered into a similar agreement with Iusacell. With respect to consulting services for 2003, Iusacell and Verizon have reached an agreement in which Iusacell Celular will pay a fixed fee of US$1.8 million plus any applicable tax gross-up amount.

Pursuant to the Acquisition Agreement, the Verizon Shareholders and Vodafone have agreed to terminate (and cause the Company and its subsidiaries to terminate) certain agreements, including the Iusacell Shareholders Agreement and the consulting and secondment agreements discussed above.

Acquisition Agreement

The Offers

The Acquisition Agreement provides that promptly following approval by the Comisión Nacional Bancaria y de Valores (National Securities and Banking Commission of Mexico or “CNBV”) of the Mexican tender offer documents, Movil Access will commence the Offers at a price equal to (i) in the Mexican Offer, at the election of the offerees, either Ps. 0.05712180 per Series A Share and Ps. 0.05712180 per Series V Share or the dollar equivalent of such Mexican peso amount calculated using the average of the exchange rates reported on each of the five (5) consecutive business days ending two (2) business days prior to the Expiration Date by Reuters and Bloomberg on their FXBENCH page as the closing rate for the exchange of Mexican pesos and U.S. dollars, in cash to each tendering holder of Securities and (ii) in the U.S. Offer, the U.S. dollar equivalent of Ps. 5.712180 per ADS and, to the extent required by applicable law or regulation, for the Series A Shares and/or Series V Shares at the same U.S. dollar equivalent price per share as in the Mexican Offer, calculated in the same manner as described in (i), in cash to each tendering holder of Securities.

Movil Access may, in its sole discretion, but subject to compliance with the Ley del Mercado de Valores (Mexican Securities Market Law) and the Securities Exchange Act of 1934, increase the price in the Offers for any reason on or before the Expiration Date so long as the share price increase is ratably applicable to each Security. The initial price per Security, or any higher amount per Security as may be offered in the Offers in accordance with the foregoing, is referred to herein as the “Offer Price.” The Offer Price will be appropriately adjusted to reflect any reclassification, recapitalization, share split or combination, exchange or readjustment of any of the Securities or any share or other dividend thereon. If the conditions to the Offers have been satisfied on the Expiration Date, Movil Access agrees to accept for payment all Securities tendered into the Offers (and not withdrawn) on the Expiration Date, and Movil Access further agrees to pay for all Securities tendered into the Offers and accepted for payment at such time as may be required by applicable law.

Modifications and Extensions of the Offers

Movil Access will not, without the express written consent of the Verizon Shareholders and Vodafone, extend the Offers (except as provided below or as required by applicable law or regulation), impose additional conditions to the Offers, reduce the number of Securities sought in the Offers, decrease the Offer Price or change the form of consideration payable in the Offers, waive any of the conditions to the Offers (except with respect to the condition that the Securities to be tendered by the Verizon Shareholders and Vodafone in the Offers will not be subject to any lien, which condition may be waived in the sole discretion of Movil Access) or otherwise amend or modify any term of the Offers or terminate the Offers prior to the termination of the Acquisition Agreement. Notwithstanding the foregoing, Movil Access may, without the consent of the Verizon Shareholders and Vodafone, modify or amend (but not extend) the Offers (provided that any such modification or amendment will not impose additional conditions to the Offers, reduce the number of Securities sought in the Offers or decrease the Offer Price or change the form of consideration payable in the Offers) to the extent that such modifications or amendments do not adversely affect the offerees or to the extent required by applicable law or regulation.

The date of expiration of the Offers will initially be twenty-one (21) business days after the commencement of the U.S. Offer. If on any date the Offers are scheduled to expire the conditions to the Offers have not been satisfied (except with respect to the condition that the Securities to be tendered by the Verizon Shareholders and Vodafone in the Offers shall not be subject to any lien, which condition may be waived in the sole discretion of Movil Access), Movil Access will extend the Offers in increments of five (5) business days until all the conditions to the Offers have been satisfied or waived except that Movil Access will not be required to extend the Offers to a date that is later than December 11, 2003.

Verizon Shareholders and Vodafone Agreement to Tender

As of June 12, 2003, the Verizon Shareholders owned, either beneficially or of record, in the aggregate, 657,966,431 Series A Shares and 76,152,002 Series V Shares (of which 1,400,000 Series V Shares were held in the form of ADSs) representing approximately 39.4% of the total capital stock of Iusacell (collectively, the “Verizon Shares”), and Vodafone owned, directly or indirectly, and either beneficially or of record, 303,326,053 Series A Shares and 339,617,555 Series V Shares representing approximately 34.5% of the total capital stock of Iusacell (collectively, the “Vodafone Shares”).

Each of the Verizon Shareholders and Vodafone agreed to cause to be tendered in the Mexican Offer, and not to withdraw, all of the Verizon Shares and Vodafone Shares, respectively, and to tender all other respective Securities (other than ADSs) directly or indirectly owned (beneficially or otherwise) by them into the Mexican Offer.

The Acquisition Agreement provides that before the commencement of the Offers, the Verizon Shareholders will exchange or convert all ADSs owned by the Verizon Shareholders into Series V Shares and will cause to be tendered, and not to be withdrawn, such Series V Shares into the Mexican Offer within two (2) business days after the commencement of the Mexican Offer. The Verizon Shareholders have converted such ADSs and tendered such Series V Shares in accordance with the provisions of the Acquisition Agreement.

The Verizon Shareholders’ and Vodafone’s obligations to cause to be tendered into the Mexican Offer, and not to withdraw, all of their respective securities is subject to the approval by the CNBV of the Mexican tender offer documents, and that no governmental entity (Mexican or U.S.) shall have enacted, issued, promulgated or enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order which prevents or prohibits the commencement of either the Mexican Offer or the U.S. Offer. The CNBV granted such approval on June 27, 2003, and such tenders have occurred.

The Acquisition Agreement provides that each of the Verizon Shareholders and Vodafone have certain withdrawal rights in the event of a Superior Proposal (as hereinafter defined). The Verizon Shareholders have agreed, pursuant to the provisions of the Acquisition Agreement and Escrow Agreement, and such agreements have the effect that, Securities which have been transferred to the Escrow Agent and are tendered into the Mexican Offer cannot be withdrawn. A “Superior Proposal” is defined in the Acquisition Agreement to mean an acquisition proposal (“Acquisition Proposal”) to acquire a majority of the capital stock and/or assets of Iusacell or a merger, business combination or similar transaction involving Iusacell or any of its subsidiaries that (i) offers the stockholders of Iusacell consideration consisting solely of U.S. dollars and/or Mexican pesos having a greater value than the Offers, (ii) contains no greater conditionality than the transactions contemplated by the Acquisition Agreement (including any financing contingency), and (iii) is reasonably determined by the Verizon Shareholders and Vodafone in good faith (in their capacity as holders of Securities), and after consultation with outside counsel, after considering all terms and conditions of such Acquisition Proposal, including the likelihood and timing of its consummation, to result in a transaction that is more favorable to the stockholders of Iusacell than the Offers. If, however, at the time a Superior Proposal is made, the Verizon Shareholders have not yet caused the Verizon Shares

(other than ADSs), and Vodafone has not yet caused the Vodafone Shares, to be tendered into the Mexican Offer, the Verizon Shareholders are required to cause to be tendered the Verizon Shares (other than ADSs), and Vodafone is required to cause to be tendered the Vodafone Shares, into the Mexican Offer prior to withdrawing or causing the withdrawal of such Verizon Shares (other than ADSs) or Vodafone Shares.

Representations and Warranties

The Acquisition Agreement contains various representations and warranties of the parties thereto, including representations and warranties of the Verizon Shareholders and Vodafone as to the ownership of the Verizon Shares by the Verizon Shareholders, and the ownership of the Vodafone Shares by Vodafone, due organization and corporate power, authorization, noncontravention, valid issuance of the Verizon Shares and the Vodafone Shares, consents and approvals and broker’s fees. Some of these representations and warranties are qualified by the limitation that, in order for the representation to have been breached, the event breaching the representation must have a Material Adverse Effect. A “Material Adverse Effect” means any event, change, occurrence, effect, fact or circumstance having a material adverse effect on the ability of the Verizon Shareholders or Vodafone, as the case may be, taken as whole, to perform their respective obligations under the Acquisition Agreement or to consummate the transactions contemplated thereby on a timely basis. In addition, the Verizon Shareholders have represented that the Verizon Shares at the time of acceptance for payment will represent at least 37.32% of the total issued and outstanding capital stock of Iusacell, and Vodafone has represented that the Vodafone Shares at the time of acceptance for payment will represent at least 32.68% of the total issued and outstanding capital stock of Iusacell.

In addition, the Acquisition Agreement contains representations and warranties of Movil Access and Biper concerning their organization and corporate power, authorization, noncontravention, consents and approvals, broker’s fees, Biper financial statements and sufficient funds.

Access to Information Concerning Properties and Records

The Acquisition Agreement provides that during the period commencing on June 12, 2003 (i.e., the date that the Acquisition Agreement was executed) and ending on the earlier of the Closing Date and the date on which the Acquisition Agreement is terminated in accordance with its terms (the “Transition Period”), the Verizon Shareholders and Vodafone will use their commercially reasonable efforts to cause Iusacell and its subsidiaries, upon reasonable notice, to afford Movil Access and Biper and their employees, counsel, accountants, financial advisors, consultants and other authorized representatives, reasonable access during normal business hours to the officers, directors, employees, accountants, properties, books and records of Iusacell and its subsidiaries.

The Acquisition Agreement provides that the Verizon Shareholders and Vodafone will use their commercially reasonable efforts to cause Iusacell to furnish to Movil Access and Biper all information concerning its or its subsidiaries’ business, properties and personnel as Movil Access and Biper may reasonably request; provided that such investigation and assistance will not unreasonably disrupt the operations of Iusacell or its subsidiaries. The Acquisition Agreement provides that the Verizon Shareholders and Vodafone will not, however, be required to cause Iusacell to furnish any information if Iusacell believes that not furnishing such information is reasonably necessary to comply with applicable law, preserve attorney-client privilege and/or prevent a breach of or default under any contract to which Iusacell or any of its subsidiaries is a party. Verizon, Vodafone Group PLC, Movil Access and certain other parties have entered into a Non-Disclosure Agreement, dated June 2, 2003.

Conduct of Business of Iusacell Pending the Closing Date

Pursuant to the Acquisition Agreement, during the Transition Period, the Verizon Shareholders and Vodafone are required to use their commercially reasonable efforts to cause Iusacell and each of its subsidiaries to commence a voluntary case or file a request or petition for a writ of execution to initiate bankruptcy or concurso mercantil proceedings or have itself adjudicated as bankrupt following (i) the initiation of any legal action or proceeding by any creditor to enforce its rights against any assets of Iusacell or any of its subsidiaries or against the shares of capital stock of any of the subsidiaries of Iusacell and (ii) the receipt by the Verizon Shareholders and Vodafone of a request to do so in writing from Movil Access and Biper.

The Acquisition Agreement provides that during the Transition Period, the Verizon Shareholders and Vodafone will use their commercially reasonable efforts to cause Iusacell and each of its subsidiaries to conduct their respective commercial operations only in the ordinary course of business in light of the current financial circumstances of Iusacell and its subsidiaries and in connection with a possible restructuring of the obligations of

Iusacell and/or its subsidiaries. Specifically, the Acquisition Agreement provides that during the Transition Period, the Verizon Shareholders and Vodafone will use their commercially reasonable efforts to cause Iusacell and its subsidiaries not to take any of the following actions (to the extent such actions require the prior approval of the Board of Directors of Iusacell or any committee thereof), without the prior written consent of Movil Access and Biper (which consent will not be unreasonably withheld, conditioned or delayed, such reasonableness to be determined with reference to the benefits reasonably expected by Movil Access and Biper to accrue to Movil Access and Biper from the transactions contemplated thereby):

(i)	amend Iusacell’s or its subsidiaries’ certificate or articles of incorporation or by-laws (or comparable document);

(ii)	issue, sell or otherwise dispose of Iusacell’s or any of its subsidiaries’ authorized but unissued capital stock, redeem any issued and outstanding capital stock of Iusacell or any of its subsidiaries or issue certain rights with respect to Iusacell or any of its subsidiaries;

(iii)	sell or otherwise dispose of, or subject to any lien, any material properties or assets of Iusacell or any of its subsidiaries or any shares of capital stock of any of the material subsidiaries of Iusacell;

(iv)	incur any new indebtedness for borrowed money (other than in the ordinary course of business up to amounts not exceeding US$5,000,000 in the aggregate) or cancel, waive, consent, amend or compromise, or cause or permit any creditor to cancel, waive, consent, amend or compromise, in any way any indebtedness for borrowed money or claim related to Iusacell or its subsidiaries;

(v)	declare or pay any dividend or make any other distribution in cash or property on Iusacell’s or any of its subsidiaries’ capital stock;

(vi)	other than in connection with the first paragraph of this section captioned “Conduct of Business of Iusacell Pending the Closing Date,” cause or permit Iusacell or any of its subsidiaries to (A) commence a voluntary case or filing a request or petition for a writ of execution to initiate bankruptcy or concurso mercantil proceedings or to have itself or one or more of its subsidiaries adjudicated as bankrupt; (B) consent to the entry of an order for relief against Iusacell or any of its subsidiaries in an involuntary case; (C) consent to the appointment of a custodian of Iusacell or any of its subsidiaries or for any substantial part of its property; (D) make a general assignment for the benefit of Iusacell’s or any of its subsidiaries’ creditors; or (E) propose or agree to an accord or composition in bankruptcy between Iusacell and/or any of its subsidiaries and its or their respective creditors;

(vii)	merge or consolidate Iusacell or its subsidiaries with or into any corporation other than Iusacell or any of its wholly-owned subsidiaries;

(viii)	other than in the ordinary course of business, as required by law or pursuant to specified pre-existing contracts, make or allow Iusacell or its subsidiaries to become liable for any wage or salary increase, bonus, profit-sharing or incentive payment to any of its officers, directors, employees or stockholders, or otherwise establish, sponsor or amend any employee benefit plan;

(ix)	other than in the ordinary course of business, modify, amend or cancel any of the existing leases of Iusacell or any of its subsidiaries or enter into any commitments, contracts, agreements, directors’ and officers’ liability policies, leases, warranties, guarantees or understandings (other than obtaining one or more directors’ and officers’ liability policies for a term of up to one (1) year on terms no more favorable in the aggregate to the insured than Iusacell’s policy in effect as of the date of the Acquisition Agreement (provided that the premium for such policy will not exceed two hundred percent (200%) of the annual premium of Iusacell’s policy in effect on the date of the Acquisition Agreement) and other than commitments, contracts, agreements, leases, warranties, guarantees and understandings relating to, or in furtherance of, the transactions contemplated thereby);

(x)	other than in the ordinary course of business, waive or release any material rights relating to the assets of Iusacell or any of its material subsidiaries;

(xi)	enter into any contract with any of the Verizon Shareholders or any of their affiliates or Vodafone or any of its affiliates or any officer or director of Iusacell or any affiliate of any such officer or director; or

(xii)	enter into any contract with respect to, or authorize, any of the actions described in the foregoing clauses (i) through (xi).

Commercially Reasonable Efforts

Pursuant to the Acquisition Agreement, during the Transition Period, (i) Movil Access and Biper will use their commercially reasonable efforts to take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offers and the other transactions contemplated thereby; and (ii) the Verizon Shareholders and Vodafone will use their commercially reasonable efforts to take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary or proper to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated thereby.

Restructuring

The Verizon Shareholders and Vodafone have acknowledged that Movil Access and Biper intend to enter into discussions and negotiations with the holders of the Iusacell Celular senior notes, the holders of the Iusacell senior notes and the lenders party to the Credit Agreement, and other creditors of Iusacell and/or any of its subsidiaries in connection with a possible restructuring of the obligations of Iusacell and/or its subsidiaries (the “Restructuring”).

The Acquisition Agreement provides that during the Transition Period, the Verizon Shareholders and Vodafone will use their commercially reasonable efforts to facilitate the pursuit of Movil Access’ and Biper’s strategies or negotiating positions in connection with the Restructuring, except that the foregoing (x) will not require the expenditure of money by, or the guarantee of any obligations of any other person by, any of the Verizon Shareholders and/or any of their affiliates or Vodafone and/or any of its affiliates, (y) will not result in a material cost to Iusacell and/or any of its subsidiaries or otherwise have a material adverse effect on the business of Iusacell or any of its subsidiaries and (z) will not contravene any applicable laws or regulations.

The Acquisition Agreement provides that during the Transition Period, the Verizon Shareholders and Vodafone will not, and will use their commercially reasonable efforts to cause (i) their respective affiliates’ and the Verizon Shareholders’ and Vodafone’s and their respective affiliates’ officers, directors, representatives and agents and (ii) Iusacell and its subsidiaries and Iusacell’s and its subsidiaries’ respective officers, directors, representatives and agents not to, conduct any negotiations, meetings or other substantive discussions with (A) any of the holders of the Iusacell senior notes, the holders of the Iusacell Celular senior notes or the lenders party to the Credit Agreement (or any officers, directors, representatives or agents of such holders or lenders) or (B) any other creditor of Iusacell and/or its subsidiaries owed in excess of US$1,000,000 by Iusacell and/or any of its subsidiaries (or any officers, directors, representatives or agents of such other creditors), unless, in each case, Movil Access and Biper will have received reasonable prior notice of such negotiations, meetings or other substantive discussions and Movil Access and Biper (and their respective officers, directors, representatives and agents) will have been given the opportunity to participate therein (but will have no authority to make any decision binding upon Iusacell and/or any of its subsidiaries).

Iusacell Shareholders’ Meetings

Pursuant to the Acquisition Agreement, on July 7, 2003, Iusacell called a special meeting of the Series A shareholders, a special meeting of the Series V shareholders and a general ordinary meeting of all shareholders of Iusacell to take place on July 25, 2003, before closing (“Closing”) of the transactions contemplated by the Acquisition Agreement, for the purpose of voting upon resolutions of the shareholders of Iusacell (the “Resolutions”), as required by the by-laws of Iusacell, accepting the resignation of members of the Board of Directors nominated by the Verizon Shareholders and Vodafone, ratifying all of the actions taken or resolved to be taken by such individuals, releasing from liability such individuals with respect to all acts of such individuals as members of the Board of Directors of Iusacell, and electing new members of the Board of Directors of Iusacell designated by Movil Access and Biper. The Acquisition Agreement provides that the Verizon Shareholders and Vodafone will use their commercially reasonable efforts to cause such shareholders’ meetings to be held before the Closing and the Verizon Shareholders and Vodafone will cause all Securities owned by them or their respective affiliates to be voted in favor of the adoption of such resolutions, all of such resolutions to be effective as of the Closing Date.

Observer Rights

The Acquisition Agreement provides that the Verizon Shareholders and Vodafone will use their commercially reasonable efforts to provide that, during the Transition Period, Movil Access and Biper will have the right to:

(i)	designate one observer to attend and participate (but not vote) in each meeting of the Board of Directors of Iusacell and any committees of the Board of Directors of Iusacell;

(ii)	be notified of each regular or special meeting of the Board of Directors of Iusacell concurrently with notification given to the Board of Directors of Iusacell; and

(iii)	receive all materials provided to the Board of Directors of Iusacell concurrently with delivery to the Board of Directors of Iusacell.

The observer designated by Movil Access and Biper will not have any voting rights with respect to any decision or deliberation of the Board of Directors of Iusacell. The observer designated by Movil Access and Biper will not have had, and shall not have, any connection to, or involvement with, in any capacity whatsoever, the sales or marketing function of any wireless telecommunications business or operations in Mexico of Movil Access and Biper or any of their affiliates or Unefon, S.A. de C.V. (“Unefon”) and will be required to execute a confidentiality agreement with Iusacell in form and substance reasonably satisfactory to Iusacell, the Verizon Shareholders and Vodafone. In addition, and notwithstanding the foregoing, the observer designated by Movil Access and Biper will be excluded from access to any material or meeting or portion of either thereof (i) which relates to the Acquisition Agreement or the transactions contemplated thereby and (ii) as to which the Verizon Shareholders or Vodafone believe that such exclusion is reasonably necessary to comply with applicable law, preserve attorney-client privilege and/or to prevent a breach of or a default under any contract to which Iusacell or any of its subsidiaries is a party.

No Solicitation of Other Offers by the Verizon Shareholders and Vodafone

The Acquisition Agreement provides that during the Transition Period and subject to the fiduciary duties of the directors and officers of Iusacell and its subsidiaries, the Verizon Shareholders and Vodafone will not take, and will use commercially reasonable efforts to cause their affiliates and their affiliates’ respective officers, directors, representatives and agents not to take, any action (i) to knowingly solicit the making or submission of any Acquisition Proposal or (ii) to knowingly initiate or participate in any discussions or negotiations with, or furnish or disclose any non-public information to, any person (other than Movil Access and Biper) in connection with any Acquisition Proposal, except that the Verizon Shareholders and Vodafone, in response to an Acquisition Proposal that did not result from a breach of the terms of this paragraph and otherwise in compliance with their obligations set forth in the paragraph immediately below, may participate in discussions or negotiations with, or furnish or disclose any non-public information to, any person (other than Movil Access and Biper) which makes such Acquisition Proposal if the Verizon Shareholders or Vodafone, as the case may be, determine in good faith that such Acquisition Proposal is, or may reasonably be expected to lead to, a Superior Proposal.

The Acquisition Agreement provides that promptly (but in any event no later than 24 hours) after receipt or occurrence thereof, the Verizon Shareholders or Vodafone, as the case may be, shall advise Movil Access and Biper in writing of any request for non-public information with respect to any Acquisition Proposal, of any Acquisition Proposal or any inquiry with respect to any Acquisition Proposal, the terms and conditions of such request, Acquisition Proposal or inquiry and the identity of the person making any such request, Acquisition Proposal or inquiry.

Dealings With Certain Governmental Entities

The Acquisition Agreement provides that Movil Access and Biper will:

(i)	take promptly all actions necessary to make the filings required of them or any of their affiliates under any applicable U.S. and Mexican regulatory laws in connection with the Acquisition Agreement and the transactions contemplated thereby;

(ii)	use commercially reasonable efforts to comply in all material respects at the earliest possible date with any formal or informal request for additional information or documentary material received by them or any of their affiliates from any governmental entity pursuant to and in connection with any applicable U.S. and Mexican regulatory laws;

(iii)	use commercially reasonable efforts to resolve at the earliest possible date any investigation or other inquiry concerning the transactions contemplated by the Acquisition Agreement initiated by any governmental entity in connection with any applicable regulatory laws; and

(iv)	use commercially reasonable efforts to obtain approval from any governmental entity required in connection with the Acquisition Agreement as promptly as possible but in no event later than the Termination Date.

Under the Acquisition Agreement, the term “regulatory laws” is defined to mean all statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws promulgated and enforced by the Comisión Federal de Competencia (Federal Antirust Commission of Mexico or “CFC”), Comisión Nacional de Inversiones Extranjeras (National Commission of Foreign Investment of Mexico or “CNIE”), and the Comisión Federal de Telecomunicaciones (Federal Telecommunications Commission of Mexico or “CFT”) and other federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws of Mexico that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade generally, which relate to the regulation of foreign investment or which relate to the regulation of the telecommunications industry in Mexico. The term “regulatory laws” is defined also to mean the Sherman Act, as amended, the Clayton Act, as amended, the Hart-Scott-Rodino-Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, the Federal Trade Commission Act, as amended, the Communications Act of 1934, as amended and all other federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws of the United States that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or which relate to the regulation of the telecommunications industry in the United States.

The Acquisition Agreement provides that without limiting the generality of the foregoing, Movil Access and Biper will:

(i)	as soon as practicable but no later than July 3, 2003, make the filings required of them or any of their affiliates with the FCC in connection with the transactions contemplated by the Acquisition Agreement; pursuant to the Acquisition Agreement, Movil Access filed with the FCC an application for approval of the transfer of the authorization under Section 214 of the United States Communications Act of 1934 granted to Iusatel USA Inc., a subsidiary of Iusacell;

(ii)	as soon as practicable but no later than July 3, 2003, make the filings and/or notifications required of them or any of their affiliates with the CFC and the CFT in connection with the transactions contemplated by the Acquisition Agreement; pursuant to the Acquisition Agreement, Movil Access filed notifications with the CFC on June 18, 2003, and with the CFT on June 20, 2003;

(iii)	at their sole cost, use commercially reasonable efforts to (A) resist or resolve any administrative proceeding or suit, including appeals, that may be instituted by any governmental entity or private third party with respect to U.S. and Mexican regulatory laws, (B) have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement, unless same was brought or initiated by the Verizon Shareholders and Vodafone or their respective affiliates and (C) enter into any settlement, undertaking, consent decree, stipulation or other agreement with any governmental entity with respect to U.S. and Mexican regulatory laws and comply with all restrictions and conditions, if any, imposed by such governmental entity as a requirement for granting any necessary clearance or terminating any applicable waiting period, including but not limited to, agreeing to hold separate, sell, otherwise divest or license assets and/or businesses of Movil Access, Biper and/or Iusacell and/or any of the subsidiaries of Iusacell (which for purposes of this paragraph will be deemed to include Grupo Iusacell PCS, S.A. de C.V., Iusatel, S.A. de C.V., Iusatelcommunicaciones, S.A. de C.V., Infotelecom, S.A. de C.V. and Punto a Punto Iusacell, S.A. de C.V.); and

(iv)	pay all fees, penalties, fines and other costs imposed by any governmental entity associated with the failure of Movil Access, Biper and/or the Verizon Shareholders and Vodafone to comply with any U.S. and Mexican regulatory laws in connection with the Offers or the transactions contemplated by the Acquisition Agreement which payments shall be made at the time that such fees, penalties, fines and other costs are required to be paid.

The Acquisition Agreement provides that Movil Access and Biper will promptly inform the Verizon Shareholders and Vodafone of any material communication made to, or received by, either of them from any governmental entity relating to any of the transactions contemplated by the Acquisition Agreement and will provide the Verizon Shareholders and Vodafone with an accurate description of the material contents of such communication. The Acquisition Agreement provides that the Verizon Shareholders and Vodafone will promptly inform Movil Access and Biper of any material communication made to, or received by, the Verizon Shareholders and Vodafone from any governmental entity relating to any of the transactions contemplated hereby and shall provide Movil Access and Biper with an accurate description of the material contents of such communication.

The Acquisition Agreement provides that Movil Access and Biper will jointly and severally indemnify, defend and hold harmless the Verizon Shareholders and their affiliates and the Verizon Shareholders’ and their affiliates’ respective officers, directors, representatives and agents, Vodafone and its affiliates and Vodafone’s and its affiliates’ respective officers, directors, representatives and agents against and in respect of any claims, actions, causes of action, judgments, awards, fines, losses, costs (including reasonable attorney fees) or damages claimed or arising from any breach by either of Movil Access or Biper of any of their obligations set forth under this section captioned “Dealings With Certain Governmental Entities” or arising from any governmental or judicial actions pursuant to U.S. and Mexican regulatory laws arising as a result of the transactions contemplated by the Acquisition Agreement; provided, however, that Movil Access and Biper will not have any such indemnification obligation with respect to consequential or incidental damages or for diminution in value or lost profits.

Directors’ and Officers’ Insurance; Indemnification

The Acquisition Agreement provides that from and after the Closing Date, Movil Access and Biper will ensure that no provision of the by-laws or other organizational documents of Iusacell (in effect as of June 12, 2003) relating to indemnification and exculpation from liability for directors and officers shall be amended, repealed or otherwise modified for a period of six years from the Closing Date in any manner that would adversely affect the rights thereunder of individuals who on or prior to the Closing Date were directors or officers of Iusacell, unless such modification is required by law and such individuals are notified promptly in writing of any such amendment, repeal or other modification.

The Acquisition Agreement provides that Movil Access and Biper will, jointly and severally, indemnify to the fullest extent that they are permitted to do so by applicable law and, from and after the Closing Date, will cause Iusacell and Iusacell Celular to indemnify to the fullest extent that they are permitted to do so by applicable law, jointly and severally with Movil Access and Biper, the Verizon Shareholders and their affiliates, Vodafone and its affiliates, and the Verizon Shareholders’ and their affiliates’ and Vodafone’s and its affiliates’ respective officers, directors or employees (the “Indemnified Parties”) from any judgments, awards, fines, losses, costs (including reasonable attorney fees) or damages resulting from or arising out of any claim, action or proceeding brought against such Indemnified Party arising out of or relating to any acts or omissions occurring after June 12, 2003, the date of the execution of the Acquisition Agreement, and prior to and including the Closing Date:

(i)	taken or omitted to be taken by such Indemnified Party in his or her capacity as an officer or director of Iusacell or any of its subsidiaries or as trustee or fiduciary of any plan for the benefit of employees of Iusacell or any of its subsidiaries;

(ii)	taken or omitted to be taken by such Indemnified Party in its, his or her capacity as a shareholder of Iusacell, as an affiliate of a shareholder of Iusacell any of its subsidiaries or as an officer or director of a shareholder of Iusacell or of an affiliate of a shareholder of Iusacell;

except Movil Access and Biper will not have any indemnification obligations under the Acquisition Agreement to the extent that (A) such indemnification would be prohibited or impermissible under applicable law if it were being provided by Iusacell (other than applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally), (B) such actions (or failure to take action) violate the provisions of the Acquisition Agreement described above under the section captioned “Conduct of Business of Iusacell Pending the Closing Date,” (C) the damages and losses for which indemnification is sought arise out of the decision by the Verizon Shareholders or Vodafone to enter into the transactions contemplated by the Acquisition Agreement at the Offer Price or out of the execution of, or the performance of the transactions contemplated by, the Acquisition Agreement (other than the obligations of the Verizon Shareholders and Vodafone pursuant to the Acquisition Agreement to use their commercially reasonable efforts to (i) cause Iusacell to provide Movil Access with access to information concerning Iusacell’s properties and records, (ii) cause Iusacell to conduct its business in the ordinary course pending the Closing Date, (iii) cause Iusacell to initiate bankruptcy or similar proceedings, (iv) cause the transactions contemplated by the Acquisition Agreement to be consummated, (v) cause Iusacell to call and hold shareholders’ meeting with respect to electing new members of the Board of Directors of Iusacell designated by Movil Access and Biper, (vi) cause Iusacell to provide Movil Access with observer rights, or (vii) cause Iusacell to effect the Initial FCC 214 License Transfer; and other than the obligations of the Verizon Shareholders and Vodafone to notify Movil Access of communications with governmental entities) or (D) the losses and damages for which indemnification is sought arise out of the Indemnified Party’s service as an officer, director, employee or agent of Iusacell or any of its subsidiaries or as trustee or fiduciary of any plan for the benefit of employees of Iusacell or any of its subsidiaries and the claim, action or proceeding giving rise to such losses is brought by any of the Verizon Shareholders or any of their affiliates or Vodafone or any of its affiliates; provided, further, that these indemnification obligations of Movil Access, Biper, Iusacell and its subsidiaries will not exceed US$15.0 million in the aggregate.

The Acquisition Agreement provides that the obligations of Movil Access and Biper under this section captioned “Directors’ and Officers’ Insurance; Indemnification” will be binding upon the successors and assigns of Movil Access and Biper, and requires that if Movil Access, Biper or Iusacell, or any of their respective successors or assigns, (i) consolidates with or merges into any other person or (ii) transfers all or substantially all of its properties or assets to any person, then, and in each case, proper provision shall be made so that the successors and assigns of Movil Access, Biper or Iusacell, as the case may be, honor the indemnification obligations set forth under this section captioned “Directors’ and Officers’ Insurance; Indemnification.”

The Acquisition Agreement provides that the obligations of Movil Access and Biper described in this section captioned “Directors’ and Officers’ Insurance; Indemnification” will survive the Closing and will not be terminated or modified in such a manner as to affect adversely any Indemnified Party without the consent of the Verizon Shareholders and Vodafone; provided, however, that any termination or modification with the consent of Movil Access, Biper, the Verizon Shareholders and Vodafone will be binding on all Indemnified Parties.

Waiver and Release

Effective upon the Closing, Movil Access and Biper have agreed to, and agreed to cause the Company and each of its subsidiaries to, waive, remise, release and forever discharge and covenant and agree not to bring any legal proceedings of any nature whatsoever against any of the Verizon Shareholders and their affiliates, Vodafone and its affiliates and the Verizon Shareholders’ and their affiliates’ and Vodafone’s and its affiliates’ respective officers, directors, employees or agents (the “Releasees”) of and from all manner of claims, actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions and demands whatsoever, in law or in equity, whether known or unknown, suspected or unsuspected relating to any allegation (i) that any documents or other materials relating to the Company or any of its subsidiaries filed by any of the Releasees and/or the Company or any of its subsidiaries with any governmental entity or otherwise made available or furnished to Movil Access or Biper, their employees, counsel, accountants, consultants or other authorized representatives, contained or contain any untrue statement of a material fact or omitted or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances under which they were made, (ii) of conflict of interest by any Releasee in any contract or dealings with the Company or any of its subsidiaries, (iii) of breach of any fiduciary duty owed or owing to the Company and/or its subsidiaries or any of the holders of any securities of the Company or any of its subsidiaries, (iv) of misappropriation of corporate opportunities of the Company or any of its subsidiaries or (v) mismanagement of the Company or any of its subsidiaries or impairment of the value of any securities of the Company or any of its subsidiaries. This waiver and release shall be binding upon the successors and assigns of Movil Access, Biper, the Company and its subsidiaries. The Acquisition Agreement provides that in the event any of Movil Access, Biper, the Company or any of its subsidiaries or any of their respective successors or assigns (x) consolidates with or merges into any other person or (y) transfers all or substantially all of its properties or assets to any person, then, and in each case, proper provision shall be made so that the successors and assigns of Movil Access, Biper, the Company or any of its subsidiaries, as the case may be, shall honor and be bound by such waiver and release.

Compulsory Acquisition

The Acquisition Agreement provides that following the consummation of the Offers, if Movil Access and Biper decide to cause Iusacell to delist the Series A Shares and/or Series V Shares from the National Securities Registry of the CNBV and thereafter any Series A Shares and/or Series V Shares will remain outstanding, then, to the extent required by applicable Mexican regulations, prior to the delisting of the Series A Shares and/or Series V Shares, Movil Access and Biper will deposit in a trust for a period of at least six months the funds, in Mexican pesos, that would be required to purchase all the Series A Shares and Series V Shares outstanding after the consummation of the Offers.

No Dispositions

The Acquisition Agreement provides that during the period commencing on the Closing Date and ending on June 12, 2004, without the prior written consent of the Verizon Shareholders and Vodafone (which consent shall not be unreasonably withheld, conditioned or delayed, such reasonableness to be determined with reference to the benefits reasonably expected by the Verizon Shareholders and Vodafone to accrue to them from this provision), Movil Access will not transfer, assign, sell, exchange, gift, or dispose of beneficial ownership of, directly or indirectly (collectively, “transfer”), any of the Verizon Shares or the Vodafone Shares or enter into any contract with respect to, or authorize, any actions with respect thereto, and Movil Access and Biper agree to cause Iusacell and its material subsidiaries not to:

(i)	issue, sell or otherwise dispose of Iusacell’s or any of its material subsidiaries’ authorized but unissued capital stock that results in Movil Access and Biper or Iusacell no longer having and exercising the sole power to elect or appoint a majority of the Board of Directors of Iusacell or such material subsidiary, as the case may be;

(ii)	sell or otherwise dispose of all or substantially all of Iusacell’s and its material subsidiaries’ properties or assets, taken as a whole, other than to either Movil Access or Biper or any affiliate of either of Movil Access or Biper or one of their respective wholly owned subsidiaries, Unefon, or any affiliate of Unefon;

(iii)	undertake any merger, consolidation, share exchange, business combination or similar transaction with respect to Iusacell or any of its material subsidiaries with or into any other person other than to either of Movil Access or Biper or any affiliate of either of Movil Access or Biper or one of their respective wholly-owned subsidiaries, Unefon, or any affiliate of Unefon; or

(iv)	enter into any contract with respect to, or authorize, any of the actions described in the foregoing clauses (i) through (iii); provided, however, that notwithstanding the foregoing, Movil Access and Biper will be permitted at any time following the Closing Date to transfer the Verizon Shares and the Vodafone Shares or take any of the actions described in the foregoing clauses (i) through (iv) (A) if required by applicable law or regulation; or (B) in connection with any agreement entered into with, or plan of reorganization or similar plan approved by, or imposed by operation of law upon, the holders of the Iusacell Celular senior notes and the lenders party to the Credit Agreement with respect to a restructuring of the obligations of the Company and/or its subsidiaries (whether pursuant to a bankruptcy law or otherwise), except that any securities received or retained by them in connection with any such agreement or plan shall be subject to the restrictions set forth above with respect to the Verizon Shares and the Vodafone Shares.

Required FCC Consent

It is a condition to the purchase by Movil Access of Securities pursuant to the Offers that Movil Access obtain the approval of the U.S. Federal Communications Commission for the transfer of the authorization under Section 214 of the United States Communications Act of 1934 granted to Iusatel USA, Inc. (the “Required FCC Consent”). If the Required FCC Consent is not obtained on or prior to (i) July 14, 2003, and Movil Access and Biper will have so requested or (ii) September 12, 2003, the Verizon Shareholders and Vodafone will use their commercially reasonable efforts to cause Iusacell and its subsidiaries to transfer, assign and sell to one or more of the Verizon Shareholders all of the shares of, or all or substantially all of the assets of, Iusatel USA, Inc., as may be required to transfer, assign and sell the FCC 214 License to one or more of the Verizon Shareholders (the “Initial FCC 214 License Transfer”).

The Initial FCC 214 License Transfer will be effected at fair market value and shall be evidenced by a contract of purchase and sale the terms and conditions of which shall be acceptable to Movil Access and Biper acting reasonably. The consummation of the Initial FCC 214 License Transfer shall be deemed to constitute the satisfaction of the conditions to the Offers requiring that the Required FCC Consent be obtained. The Acquisition Agreement provides that the Verizon Shareholders will transfer, assign and sell to one or more of Movil Access and Biper, Iusacell or any of its subsidiaries all of the shares or assets acquired by one or more of the Verizon Shareholders pursuant to the Initial FCC 214 License Transfer (the “Subsequent FCC 214 License Transfer”) promptly upon receipt of all necessary approvals from all applicable governmental entities. The obligations of the parties to the Acquisition Agreement to effect the Subsequent FCC 214 License Transfer shall terminate six months following the date of the Initial FCC 214 License Transfer. The Subsequent FCC 214 License Transfer will be effected at and shall be evidenced by a contract of purchase and sale having terms and conditions which shall be at the same price and shall otherwise be the same in all material respects as the contract of purchase and sale evidencing the Initial FCC 214 License Transfer.

Conditions to Obligations of the Parties

The obligations of Movil Access to make the Offers and the obligation of the Verizon Shareholders and Vodafone to tender their Securities into the Offers were subject to the satisfaction, on and as of the commencement date, of each of the following conditions:

(a)	no governmental entity (either in Mexico or the United States) had enacted, issued, promulgated or enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order which prevented or prohibited the commencement of either the Mexican Offer or the U.S. Offer; and

(b)	the Folleto Informativo, the Mexican letter of transmittal, and a summary advertisement as well as all other information and exhibits required by law (collectively, the “Mexican Offer Documents”) had received the approval of the CNBV to the Mexican Offer, which approval was granted on June 27, 2003.

Termination of the Acquisition Agreement

The Acquisition Agreement may be terminated and the transactions (including the Offers) contemplated thereby may be abandoned:

(i)	at any time prior to the date that Movil Access accepts for payment the Securities pursuant to the Offers (the “Closing Date”) by unanimous written agreement of Movil Access, Biper, the Verizon Shareholders and Vodafone;

(ii)	by Movil Access and Biper, the Verizon Shareholders or Vodafone if at any time prior to the Closing Date any governmental entity in Mexico or the United States shall have enacted, issued, promulgated or enforced or entered into any statute, rule, regulation, executive order, decree or injunction or other order which prevents or prohibits either the Mexican Offer or the U.S. Offer and such statute, rule, regulation, executive order, decree or injunction or other order shall have become final and nonappealable; or

(iii)	by the Verizon Shareholders or Vodafone if:

(a)	at any time prior to the acceptance of payment of Securities pursuant to the Offers, the tender in the Offers of the Verizon Shares or Vodafone Shares shall have been withdrawn in connection with an Acquisition Proposal that is a Superior Proposal;

(b)	at any time prior to the acceptance of payment of Securities pursuant to the Offers,

(i)	there shall be a breach of any representation or warranty of Movil Access and Biper in the Acquisition Agreement that is qualified as to a material adverse effect on the ability of Movil Access and Biper to consummate the transactions contemplated thereby on a timely basis;

(ii)	there shall be a breach of any representation or warranty of Movil Access and Biper in the Acquisition Agreement that is not so qualified, other than any such breaches which would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Movil Access and Biper to consummate the transactions contemplated thereby on a timely basis; or

(iii)	there shall be a breach by Movil Access and Biper of any of their covenants or agreements contained in the Acquisition Agreement (other than as set forth therein with respect to Movil Access’ and Biper’s obligation to commence the Offers or as otherwise set forth therein), other than any such breaches which would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Movil Access and Biper to consummate the transactions contemplated thereby on a timely basis, which breach, in the case of any of clauses (i), (ii) or (iii), has not been cured within ten (10) business days after either the Verizon Shareholders or Vodafone shall have given written notice to Movil Access and Biper of such breach; provided, that neither the Verizon Shareholders nor Vodafone may terminate the Acquisition Agreement pursuant to the conditions described in this paragraph (b) if such party is in material breach of the Acquisition Agreement;

(c)	(x) Movil Access and Biper shall have failed to commence the Offers in accordance with the terms of the Acquisition Agreement or (y) either the Mexican Offer or the U.S. Offer has been terminated or has expired without Movil Access and Biper accepting for payment all of the Securities tendered pursuant thereto (and not withdrawn);

(d)	at any time prior to the acceptance for payment of Securities pursuant to the Offers, there shall be a breach by Movil Access and Biper of their covenants in the Acquisition Agreement with respect to dealings with governmental entities, and such breach has not been cured within five calendar days after either the Verizon Shareholders or Vodafone shall have given written notice to Movil Access and Biper of such breach; or

(e)	the closing of the Offers shall not have occurred by December 12, 2003; provided, that neither the Verizon Shareholders nor Vodafone may terminate the Acquisition Agreement pursuant to this paragraph (e) if such party is in material breach of the Acquisition Agreement; or

(iv)	by Movil Access and Biper if:

(a)	at any time prior to the acceptance for payment of Securities pursuant to the Offers, the tender into the Offers of the Verizon Shares or Vodafone Shares shall have been withdrawn for any reason;

(b)	at any time prior to the acceptance for payment of Securities pursuant to the Offers,

(i)	there shall be a breach of any representation or warranty by the Verizon Shareholders or Vodafone in the Acquisition Agreement that is qualified as to a material adverse effect on the ability of Verizon Shareholders or Verizon to consummate the transactions contemplated thereby on a timely basis, as the case may be;

(ii)	there shall be a breach of any representation or warranty by the Verizon Shareholders or Vodafone in the Acquisition Agreement that is not so qualified, other than any such breaches which would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Verizon Shareholders or Vodafone to consummate the transactions contemplated thereby on a timely basis, as the case may be;

(iii)	there shall be a breach by the Verizon Shareholders or Vodafone of any of their covenants or agreements contained in the Acquisition Agreement, other than any such breaches which would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Verizon Shareholders or Vodafone to consummate the transactions contemplated thereby on a timely basis, as the case may be; which breach, in the case of any of clauses (i), (ii) or (iii), has not been cured within ten (10) business days after Movil Access and Biper will have given written notice to the Verizon Shareholders or Vodafone of such breach;

(iv)	Iusacell and each of its subsidiaries shall not have taken the actions specified in the Acquisition Agreement with respect to initiating bankruptcy proceedings or concurso mercantil proceedings following the initiation of any legal action or proceeding by any creditor to enforce its rights against any assets of Iusacell or any of its subsidiaries or against the shares of capital stock of any of the subsidiaries of Iusacell and the receipt by the Verizon Shareholders and Vodafone of the request in writing from Movil Access and Biper, unless not later than three (3) calendar days following the receipt of such request the Board of Directors of Iusacell will have received the written advice of a specified independent Mexican lawyer, advising (based on the best interests of Iusacell and its subsidiaries) against Iusacell and each of its subsidiaries taking such actions; or

(v)	any of the events described above in the section captioned “Conduct of Business of Iusacell Pending the Closing Date” will have occurred (whether or not the Verizon Shareholders and Vodafone shall have used their commercially reasonable efforts to cause such events not to occur) (except where Movil Access and Biper have given their prior written consent or such prior written consent of Movil Access and Biper has been unreasonably withheld, conditioned or delayed, such reasonableness to be determined with reference to the benefits reasonably expected by Movil Access and Biper to accrue to Movil Access and Biper from the transactions contemplated thereby) and the occurrence of such event has a material adverse effect upon the benefits reasonably expected by Movil Access and Biper to accrue to Movil Access and Biper from the transactions contemplated thereby; provided, that Movil Access and Biper may not terminate the Acquisition Agreement pursuant to the conditions described this paragraph (b)(v) if they are in material breach of the Acquisition Agreement; or

(c)	if the Securities tendered into the Offers by the Verizon Shareholders and Vodafone (and not withdrawn) (A) represent less than seventy percent (70%) of the outstanding capital stock of Iusacell or (B) shall be subject to any lien that has not been discharged within five (5) business days after Movil Access and Biper will have given written notice to the Verizon Shareholders and Vodafone of such lien; or

(d)	the closing of the Offers shall not have occurred by December 12, 2003; provided, that Movil Access and Biper may not terminate the Acquisition Agreement pursuant to this paragraph (d) if they are in material breach of the Acquisition Agreement.

Acceptance of Superior Proposal

The Acquisition Agreement provides that if the Acquisition Agreement is terminated by Movil Access and Biper pursuant to the conditions described in section (b)(v) of the section captioned “Termination of the Acquisition Agreement” and, within eighteen (18) months of such termination, a Superior Proposal is consummated or a definitive agreement with respect to a Superior Proposal is entered into, then, on the business day immediately following the date of consummation of such Superior Proposal, the Verizon Shareholders or Vodafone, as the case may be, shall pay to Movil Access in immediately available funds an amount equal to ninety-five percent (95%) of the difference between (i) the aggregate consideration received by such Verizon Shareholders or Vodafone, as the case may be, upon consummation of the Superior Proposal and (ii) the aggregate consideration that such Verizon Shareholders or Vodafone, as the case may be, would have received upon consummation of the Offers for the Securities transferred in the Superior Proposal.

Termination Payment

The Acquisition Agreement provides that if the Acquisition Agreement is terminated by Movil Access or Biper, the Verizon Shareholders or Vodafone pursuant to section (ii) under the section above captioned “Termination of the Acquisition Agreement;” by the Verizon Shareholders or Vodafone pursuant to section (iii)(e) under the section above captioned “Termination of the Acquisition Agreement;” or by Movil Access and Biper pursuant to section (iv)(d) under the section above captioned “Termination of the Acquisition Agreement;” then on the business day immediately following the date of termination, the parties shall deliver a joint written notice to the Escrow Agent pursuant to the Escrow Agreement, instructing the Escrow Agent to deliver out of the Escrow Amount (together with any investment income thereon, the “Escrow Fund”) to BAII an amount equal to US$5,331,529 and to Vodafone an amount equal to US$4,668,471.

The Acquisition Agreement provides that if the Acquisition Agreement is terminated by the Verizon Shareholders or Vodafone pursuant to section (iii)(b), section (iii)(c) or section (iii)(d) under the section above captioned “Termination of the Acquisition Agreement,” then on the business day immediately following the date of termination (or such later date on which Movil Access and Biper receive documentary evidence of the out-of-pocket expenses to be reimbursed), the parties shall deliver a joint written notice to the Escrow Agent pursuant to the Escrow Agreement, instructing the Escrow Agent to deliver out of the Escrow Fund, and to the extent the funds held in the Escrow Fund are not sufficient, Movil Access and Biper will pay in immediately available funds, to BAII an amount equal to US$5,331,529 and reimburse BAII for the out-of-pocket expenses of the Verizon Shareholders (including fees and expenses of their legal and financial advisors) up to an amount equal to US$799,729, and to Vodafone an amount equal to US$4,668,471 and reimburse Vodafone for its expenses (including fees and expenses of its legal and financial advisors) up to an amount equal to US$700,271.

The Acquisition Agreement provides that if the Acquisition Agreement is terminated pursuant to section (i), section (iii)(a), section (iv)(a), section (iv)(b) or section (iv)(c) under the section above captioned “Termination of the Acquisition Agreement,” then on the business day immediately following the date of termination, the parties shall deliver a joint written notice to the Escrow Agent pursuant to the Escrow Agreement, instructing the Escrow Agent to deliver the US$10,000,000 (plus accrued interest) Escrow Fund to Movil Access.

Escrow Agreement

Deposit in Escrow

In connection with the transactions contemplated by the Acquisition Agreement, Movil Access, Biper, Vodafone, the Verizon Shareholders and the Escrow Agent entered into the Escrow Agreement. Pursuant to the terms of the Escrow Agreement, the Verizon Shareholders have transferred to the Custodial Account (as defined in the Escrow Agreement) opened by the Escrow Agent with the Custodian (as defined in the Escrow Agreement) all of the Verizon Shares (other than the Verizon Shares formerly held in the form of ADSs) owned by each of them, and Vodafone has transferred to the Custodial Account all of the Vodafone Shares owned by it, in each case for the benefit of the Escrow Agent.

Subject to the provisions described in the next paragraph, all Verizon Shares and Vodafone Shares delivered to the Custodial Account (the “Escrow Shares”) will remain subject to the Escrow Agreement until the earliest of (i) the tender of such Verizon Shares and Vodafone Shares to Movil Access pursuant to the Mexican Offer and (ii) the receipt by the Escrow Agent of a joint written notice from Movil Access, Biper, the Verizon Shareholders and Vodafone stating that the Acquisition Agreement has been terminated prior to acceptance for payment by Movil Access of the Verizon Shares and the Vodafone Shares under the Offers (such earlier date, the “Share Escrow Termination Date”). The Escrow Agreement provides that if the Share Escrow Termination Date occurs by means of such joint written notice, the Escrow Agent will promptly return to each of the Verizon Shareholders the Verizon Shares (other than ADSs) owned by each of them and to Vodafone the Vodafone Shares.

The Escrow Agreement provides that if the Share Escrow Termination Date occurs by tender of the Verizon Shares and Vodafone Shares to Movil Access pursuant to the Mexican Offer, and the Acquisition Agreement and the Mexican Offer are terminated after such date, the Escrow Agent and Movil Access will take all action necessary to return and will, as promptly as practicable, but in no event later than two (2) business days after the date of termination of the Acquisition Agreement and the Mexican Offer, return to each of the Verizon Shareholders the Verizon Shares (other than ADSs) owned by each of them and to Vodafone the Vodafone Shares.

No Transfers

The Escrow Agreement provides that except for the tender of the Verizon Shares (other than the Verizon Shares formerly held in the form of ADSs) and the Vodafone Shares to Movil Access pursuant to the Mexican Offer, or as provided in the Escrow Agreement in accordance with joint written instructions signed by all parties to the Escrow Agreement (other than the Escrow Agent), prior to the termination of the Acquisition Agreement, none of the Escrow Agent, the Verizon Shareholders or Vodafone will sell, transfer or otherwise dispose of in any manner or subject to any lien, the Verizon Shares or the Vodafone Shares (or any interest in such shares). The Escrow Agent is not entitled to vote the Verizon Shares or the Vodafone Shares that are subject to the Escrow Agreement. The Verizon Shareholders and Vodafone retain the voting rights of the Verizon Shares and Vodafone Shares owned by each of them.

Powers of Attorney

The Verizon Shareholders and Vodafone have appointed the Escrow Agent, acting through any of its officers, employees or agents, as their attorney-in-fact, with full power of substitution for and in name, in order to tender the Verizon Shares (other than ADSs) and the Vodafone Shares to Movil Access pursuant to the Mexican Offer in accordance with the Escrow Agreement and to execute on behalf of them all tender documents. In addition, each of the Verizon Shareholders and Vodafone has delivered to the Escrow Agent executed powers of attorney.

Tender

The Escrow Agreement provides that as promptly as practicable (and in no event more than two (2) business days) after the commencement of the Mexican Offer, the Escrow Agent will:

(a)	cause the Custodian to deliver to the Mexican Receiving Agent designated in the Mexican Offer the Verizon Shares (other than ADSs) and Vodafone Shares in the Mexican Offer, and

(b)	deliver to the Mexican Receiving Agent:

(i)	duly executed and completed letters of transmittal with respect to the Verizon Shares (other than ADSs) and the Vodafone Shares complying with the terms of the Mexican Offer; if required,

(ii)	any Mexican tax powers of attorney and any other tax document as will have been provided to the Escrow Agent by the Verizon Shareholders and/or Vodafone, as the case may be, relating to the tax treatment of each of the Verizon Shareholders and Vodafone, if required, and

(iii)	all other documents or instruments required to be delivered pursuant to the terms of the Mexican Offer with respect to such Verizon Shares and Vodafone Shares and such other documents as may be requested by Movil Access to the extent that pursuant to law such documents are required for the tender to be effective.

The Escrow Agent has tendered the Verizon Shares (other than the Verizon Shares formerly held in the form of ADSs) and the Vodafone Shares in the Mexican Offer on behalf of the Verizon Shareholders and Vodafone pursuant to the Escrow Agreement.

Escrow Fund

On June 12, 2003, Movil Access and Biper deposited into escrow with the Escrow Agent US$10.0 million (the “Escrow Amount”), representing the U.S. dollar equivalent of the sum of (i) Ps. 0.05712180 per Series A Share multiplied by 961,292,484 Series A Shares and (ii) Ps. 0.05712180 per Series V Share multiplied by 900,732,310 Series V Shares (including Series V Shares represented by ADSs), such dollar equivalent of such peso amount calculated using the average of the exchange rates reported on each of the five (5) consecutive business days ending two (2) business days prior to June 12, 2003 by Reuters and Bloomberg on their FXBENCH page as the closing rate for the exchange of Mexican pesos and U.S. dollars.

Release of the Escrow Amount

The Escrow Agreement provides that promptly following acceptance for purchase of all Securities tendered into the Offers (and not withdrawn), Movil Access and Biper will deliver to the Escrow Agent a certificate certifying the occurrence of such acceptance and specifying the number of Series A Shares and Series V Shares validly tendered into the Mexican Offer (including pursuant to Notices of Guaranteed Delivery) and accepted for payment and the number of Series A Shares, Series V Shares and ADSs validly tendered into the U.S. Offer (including pursuant to Notices of Guaranteed Delivery) and accepted for payment. The Escrow Agreement provides that on the business day immediately following the delivery to the Escrow Agent of such certificate, the Escrow Agent will transfer, assign, deliver and pay over:

(i)	first, to the Mexican Receiving Agent for payment to holders of Series A Shares and Series V Shares that validly tendered their Series A Shares and Series V Shares into the Mexican Offer, the lesser of (A) the Escrow Fund, less any expenses of the Escrow Agent recoverable by the Escrow Agent pursuant to the Escrow Agreement and (B) an amount in dollars equal to the sum of (x) Ps. 0.05712180 per Series A Share multiplied by the number of Series A Shares validly tendered into the Mexican Offer (including pursuant to Notices of Guaranteed Delivery) and accepted for payment and (y) Ps. 0.05712180 per Series V Share multiplied by the number of Series V Shares validly tendered into the Mexican Offer (including pursuant to Notices of Guaranteed Delivery) and accepted for payment, such U.S. dollar equivalent of such Mexican peso amount calculated using the average of the exchange rates reported on each of the five (5) consecutive business days ending two (2) business days prior to the Expiration Date by Reuters and Bloomberg on their FXBENCH page as the closing rate for the exchange of Mexican pesos and U.S. dollars;

(ii)	second, to the U.S. Receiving Agent designated in the U.S. Offer for payment to holders of Series A Shares, Series V Shares and ADSs that validly tendered their Series A Shares, Series V Shares and ADSs into the U.S. Offer, the lesser of (A) the Escrow Fund, less the amount paid to the Mexican Receiving Agent and less any expenses of the Escrow Agent recoverable by the Escrow Agent pursuant to the Escrow Agreement and (B) an amount in dollars equal to the sum of (x) Ps. 0.05712180 per Series A Share multiplied by the number of Series A Shares validly tendered into the U.S. Offer (including pursuant to Notices of Guaranteed Delivery) and accepted for payment, (y) Ps. 0.05712180 per Series V Share multiplied by the number of Series V shares validly tendered into the U.S. Offer (including pursuant to Notices of Guaranteed Delivery) and accepted for payment and (z) Ps. 5.712180 per ADS multiplied by the number of ADSs validly tendered into the U.S. Offer (including pursuant to Notices of Guaranteed Delivery) and accepted for purchase, such U.S. dollar equivalent of such Mexican peso amount calculated using the average of the exchange rates reported on each of the five (5) consecutive business days ending two (2) business days prior to the Expiration Date by Reuters and Bloomberg on their FXBENCH page as the closing rate for the exchange of Mexican pesos and U.S. dollars; and

(iii)	third, to Movil Access and Biper, the Escrow Fund less the amount paid to the Mexican Receiving Agent, less the amount paid to the U.S. Receiving Agent, less any expenses of the Escrow Agent recoverable by the Escrow Agent pursuant to the Escrow Agreement.

The Escrow Agreement provides that upon termination of the Acquisition Agreement under circumstances pursuant to which Movil Access and Biper would be required to make a payment to the Verizon Shareholders and Vodafone in accordance with the Termination Payment section of the Acquisition Agreement, the Verizon Shareholders, Vodafone, Movil Access and Biper will jointly deliver to the Escrow Agent a certificate executed by each certifying that Movil Access and Biper are obligated to pay to the Verizon Shareholders and Vodafone the amounts specified in the Termination Payment section of the Acquisition Agreement and specifying the amounts so payable. On the business day immediately following the delivery to the Escrow Agent of such certificate, the Escrow Agent will transfer, assign, deliver and pay over:

(i)	first, to the Verizon Shareholders and Vodafone, the lesser of (A) the Escrow Fund, less any expenses of the Escrow Agent recoverable by the Escrow Agent pursuant to the Escrow Agreement and (B) the amounts specified in such certificate; and

(ii)	second, to Movil Access, the Escrow Fund, less the amounts paid to the Verizon Shareholders and Vodafone, less any expenses of the Escrow Agent recoverable by the Escrow Agent pursuant to the Escrow Agreement.

The Escrow Agreement provides that promptly upon any termination of the Acquisition Agreement under circumstances pursuant to which Movil Access would not be required to make a payment to the Verizon Shareholders and Vodafone in accordance with the Termination Payment section of the Acquisition Agreement, the Verizon Shareholders, Vodafone, Movil Access and Biper will jointly deliver to the Escrow Agent a certificate executed by each certifying that the Acquisition Agreement has been terminated. The Escrow Agreement provides that on the business day immediately following the delivery to the Escrow Agent of such certificate, the Escrow Agent will transfer, assign, deliver and pay over to Movil Access an amount equal to the Escrow Fund, less any expenses of the Escrow Agent recoverable by the Escrow Agent pursuant to the Escrow Agreement.

The Escrow Agreement provides that upon termination of the Escrow Agreement by written notice to the Escrow Agent at any time given jointly by Movil Access, Biper, the Verizon Shareholders and Vodafone, the Escrow Agent will, on the business day immediately following such termination, transfer, assign, deliver and pay over to Movil Access an amount equal to the Escrow Fund, less any expenses of the Escrow Agent recoverable by the Escrow Agent pursuant to the Escrow Agreement.

Confidentiality Agreement

On June 16, 2003, the Company entered into a Confidentiality Agreement (the “Confidentiality Agreement”) with Movil Access, Biper, TV Azteca, S.A. de C.V. (“TV Azteca”), Elektra, S.A. de C.V. (“Elektra”), and Unefon. Pursuant to the Confidentiality Agreement, Movil Access, Biper, TV Azteca, Elektra and Unefon agreed to treat as confidential certain information concerning the Company or its subsidiaries’ business, properties and personnel, which Movil Access, Biper, TV Azteca, Elektra and Unefon may request from the Principal Shareholders and the Company pursuant to the Acquisition Agreement.

Retention Agreements

Verizon has put in place retention bonus arrangements (the “Retention Agreements”) for the Company’s chief executive officer and nine (9) other senior executives to induce them to remain at Iusacell through the closing of the Offers or earlier termination of the Acquisition Agreement. The arrangements will result in a maximum aggregate payment from Verizon to all ten (10) senior executives of approximately US$350,000 if the Offers are consummated, or approximately US$175,000 if the Acquisition Agreement is terminated without a closing of the Offers.

The descriptions of the Acquisition Agreement, the Escrow Agreement, the Iusacell Shareholders Agreement, the Confidentiality Agreement and the Retention Agreements contained in this statement are qualified in their entirety by reference to the terms of those agreements, which are incorporated by reference into this statement.

Item 4.    The Solicitation or Recommendation

Introduction

The Company is not a party to the Acquisition Agreement and the Company has not initiated any negotiations with any third parties involving any transaction involving the Company or its subsidiaries, such as a sale of assets, merger, reorganization or liquidation.

The Company failed to make the US$25.0 million June 1, 2003 interest payment on the Iusacell senior notes and is currently in default under the notes. Iusacell Celular exceeded the permitted leverage ratio under the Credit Agreement which resulted in an event of default under the Credit Agreement after the expiration of an amendment and waiver granted by the lenders under the Credit Agreement. The amendment and waiver has been extended until August 14, 2003. The Company is currently engaged in negotiations with the creditors under the Credit Agreement in connection with a possible restructuring of the obligations thereunder. To date, the Company’s attempts to restructure its debt obligations have been unsuccessful, and there is no certainty that a full or partial restructuring favorable to the Company will be achieved. See “Item 2. Identity and Background of the Filing Person — Financial Position of the Company.” The Purchaser has stated that, following consummation of the Offers, it expects to engage in negotiations with the Company’s creditors regarding a restructuring plan, but there is no certainty that such restructuring plan will be implemented, that the Purchaser’s discussions with the Company’s creditors will be successful or, even if they are successful, that the Company will be profitable in the near or long term. See “Item 2. Identity and Background of the Filing Person — Purchaser’s Plan for the Company.”

On June 12, 2003, the last trading day before the Purchaser announced that it had entered into the Acquisition Agreement with the Verizon Shareholders and Vodafone, the closing price of the ADSs reported by the New York Stock Exchange (“NYSE”) was US$3.50 per ADS. On June 27, 2003, the last trading day before the Purchaser commenced the U.S. Offer, the closing price of the ADSs reported on the NYSE was US$3.27 per ADS.

On June 12, 2003, the last trading day before the Purchaser announced that it had entered into the Acquisition Agreement with the Verizon Shareholders and Vodafone, the closing price of the Series V Shares reported on the Mexican Stock Exchange was Ps.0.3850 per Series V Share. On June 27, 2003, the last trading day before the Purchaser commenced the U.S. Offer, the closing price of the Series V Shares reported on the Mexican Stock Exchange was Ps. 0.34 per Series V Share.

On July 11, 2003, the closing price of the Series V Shares reported on the Mexican Stock Exchange was Ps. 0.39 per Series V Share, and the closing price of the ADSs reported on the NYSE was US$3.68.

Position of the Board of Directors

For the reasons set forth below, the Board of Directors believes that each holder of Securities should make his, her or its own decision regarding whether to tender Securities in the Offers based upon all the available information, including the factors considered by the Board of Directors more fully described below. As described below, the Board of Directors is unable to evaluate the value of the Company and the Securities given the uncertainty of whether the Company will be able to successfully restructure its debt, the related uncertainty of the equity value of the Company following any such restructuring and certain of the factors described below. Accordingly, the Board of Directors is unable to determine whether the Offer Price is a fair price. Nevertheless, subject to the factors set forth below, holders of Securities who wish to dispose of their Securities should consider whether a higher net sale consideration is available to them through selling in the open market as opposed to tendering their Securities.

Holders of Securities are urged to obtain a current market quotation for their Securities.

Background of the Transaction

According to the U.S. Offer to Purchase, in late May 2003, a representative of Bear, Stearns & Co. Inc. (“Bear Stearns”), acting on behalf of the Verizon Shareholders, approached a principal of Movil Access, via telephone, regarding such principal’s possible interest in exploring an acquisition of Iusacell, and the principal of Movil Access did express an interest in such acquisition. During that telephone call, Bear Stearns invited representatives of Movil Access to come to New York City to discuss the possible terms of an acquisition transaction with the Verizon Shareholders and Vodafone.

According to the U.S. Offer to Purchase, on June 2, 2003, Movil Access entered into a Non-Disclosure Agreement with the Verizon Shareholders and Vodafone.

According to the U.S. Offer to Purchase, early in the week of June 2, 2003, representatives of Movil Access met with representatives of Bear Stearns and the Verizon Shareholders in New York City.

According to the U.S. Offer to Purchase, during the remainder of the week of June 2, 2003, representatives of Bear Stearns, the Verizon Shareholders and their outside counsel conducted preliminary negotiations with representatives of Movil Access and their outside counsel regarding the terms and structure of an acquisition transaction. Late in the week of June 2, 2003, preliminary drafts of the Acquisition Agreement and Escrow Agreement were delivered to representatives of Movil Access and its outside counsel.

According to the U.S. Offer to Purchase, commencing on June 6, 2003 and continuing until June 12, 2003, representatives of the Verizon Shareholders and Vodafone and their respective outside counsel conducted intensive negotiations with representatives of Movil Access and its outside counsel regarding the Acquisition Agreement and Escrow Agreement.

On June 12, 2003, the Acquisition Agreement and Escrow Agreement were executed.

Each of the parties to the Acquisition Agreement announced the transaction in press releases on June 13, 2003. The Company also issued a press release announcing the transactions contemplated in the Acquisition Agreement.

On June 16, 2003, the Company and Movil Access entered into a confidentiality agreement for the purpose of permitting the evaluation by Movil Access of confidential information relating to the Company.

On June 17, 2003, representatives of Movil Access attended business due diligence meetings at the principal offices of the Company.

On June 19, 2003, Movil Access filed with the CNBV an application for approval of the Mexican Offer.

On June 24, 2003, the SEC granted exemptive relief from the provisions of Rule 14d-10(a)(1) and Rule 14e-5 under the Securities Exchange Act of 1934 with respect to the U.S. Offer.

On June 27, 2003, the CNBV approved the commencement of the Mexican Offer. The Mexican Offer commenced on June 30, 2003.

On June 30, 2003, Movil Access filed with the SEC a Tender Offer Statement on Schedule TO, which included as exhibits the U.S. Offer to Purchase and the related Letter of Transmittal, thus commencing the U.S. Offer.

On July 7, 2003, a telephonic meeting regarding the Offers was held at which a majority of the members of the Board of Directors participated.

On July 10, 2003, a telephonic meeting was held at which a majority of the members of the Board of Directors participated and discussed the Board of Directors’ position with respect to the Offers.

Subsequently on July 10, 2003, the Board of Directors of the Company acted by Unanimous Written Consent to adopt its position on the Offers in accordance with applicable Mexican regulations.

Reasons for Position of the Board of Directors

In reaching its position, the Board of Directors considered numerous factors, including but not limited to the following:

Recent Market Prices of Securities; Offer Price Represents a Substantial Discount. Since the Purchaser’s public announcement of its intent to commence the Offers and continuing through the Company’s filing of this statement, the trading prices of the Series V Shares on the Mexican Stock Exchange and of the ADSs on the NYSE have remained substantially higher than the Offer Price. See “Item 4. The Solicitation or Recommendation—Introduction.”

Determination of the Offer Price. According to the Purchaser’s Schedule TO and Folleto Informativo (the Mexican Offer Prospectus), the price per share in the Offers was negotiated and agreed upon by the Purchaser and the Principal Shareholders based on such parties’ views as to the value of the Company and the Company’s total liabilities, assets and capital without obtaining any independent opinion with respect to the price or performing any financial, accounting or legal due diligence to determine the price.

Tender by Principal Shareholders. Pursuant to the Acquisition Agreement, the Series A Shares and Series V Shares owned by the Principal Shareholders (other than Series V Shares formerly held in the form of ADSs) have already been tendered in the Mexican Offer by the Escrow Agent on behalf of the Principal Shareholders. Pursuant to the Acquisition Agreement, the Verizon Shareholders have already converted and tendered their Series V Shares formerly held in the form of ADSs in the Mexican Offer.

Change of Control. According to the U.S. Offer to Purchase, the purpose of the U.S. Offer and the Mexican Offer is to enable the Purchaser to acquire control of the Company. The Purchaser anticipates that it will own at least 73.9% of the outstanding capital stock of the Company upon completion of the Offers (assuming the tender and non-withdrawal of Securities by the Verizon Shareholders and Vodafone) and the Purchaser’s designees are expected to constitute at least the majority of the Board of Directors of the Company.

Minority Status of Public Securityholders. Following the consummation of the Offers, the holders of Securities other than the Purchaser will continue to have limited ability to affect the future direction of the Company and, without the approval of the Purchaser, will continue to be unable to effect any sale of the Company.

Relationship with Principal Shareholders. As a result of the consummation of the Offers and the resulting change of control, Verizon and Vodafone will no longer provide the Company with management or other support services. The Board of Directors cannot predict the strategy that will be implemented following such management change or the loss of support by the Principal Shareholders.

The Company’s Operating and Financial Condition. The Board of Directors considered the Company’s current and historical financial condition and results of operations, assets, liabilities, business strategy and prospects, and various uncertainties associated with those prospects in light of the Company’s defaults under its debt obligations as well as the unsettled general economic conditions and unstable telecommunications industry market conditions under which the Company is operating.

Defaults under Debt Obligations. The Company is highly leveraged and has insufficient cash flows from its operations to service its indebtedness. The Company failed to make the US$25.0 million June 1, 2003 interest payment on the Iusacell senior notes and is currently in default under the Iusacell senior notes, which entitles the holders of such notes to accelerate Iusacell’s payment obligations. Furthermore, during the first half of 2003, Iusacell Celular exceeded the permitted leverage ratio under the Credit Agreement and obtained a temporary amendment and waiver by the lenders under the Credit Agreement which expired on June 26, 2003. On July 10, 2003, the amendment and waiver was extended until August 14, 2003. If the amendment and waiver expires and is not further extended, resulting in an event of default, and the lenders thereunder accelerate the loan, defaults would occur under the Iusacell Indenture and the Iusacell Celular Indenture which would permit the holders of the Iusacell senior notes and the Iusacell Celular notes to accelerate the repayment obligations thereunder. The Company is currently engaged in negotiations with the lenders under the Credit Agreement in connection with a possible restructuring of the obligations thereunder. To date, the Company’s attempts to restructure its debt obligations have been unsuccessful, and there is no certainty that a full or partial restructuring favorable to the Company will be achieved.

Effect of Change of Control on Indebtedness. Under the Iusacell senior notes and the Iusacell Celular senior notes, consummation of the Offers will constitute a change of control which will entitle the holders of such notes to require the Company and Iusacell Celular, respectively, to repurchase all or part of such holders’ notes at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. The resulting change of control upon consummation of the Offers will also constitute an event of default under the Credit Agreement, which, unless waived, will entitle the lenders to declare all amounts outstanding immediately due and payable.

Future Negotiations with Creditors. Following the consummation of the Offers, according to the U.S. Offer to Purchase, the Purchaser expects to engage in discussions and negotiations in connection with a possible restructuring of the obligations of the Company and/or its subsidiaries with the creditors of the Company and its subsidiaries. If the Purchaser is able to negotiate a favorable restructuring plan with such creditors, the Company may continue its operations and become profitable. However, there is no certainty that such restructuring plan will be implemented, that the Purchaser’s discussions with the Company’s creditors will be successful or, even if they are successful, that the Company will be profitable in the near or long term.

Ability to Continue as a Going Concern. In its Report of Independent Accountants dated June 13, 2003, PricewaterhouseCoopers, S.C. stated that the Company is highly leveraged and has suffered recurring losses from operations that raise substantial doubt as to its ability to continue as a going concern. In 2002, the Company’s accumulated losses were nearly the equivalent of two-thirds of its capital stock. According to the Mexican Companies Law (Ley General de Sociedades Mercantiles), an interested party may file a claim for dissolution and force the Company into a liquidation process (Proceso de Concurso Mercantíl) of its assets if the accumulated losses exceed two-thirds of its contributed capital during any fiscal year. Furthermore, as a result of the Company’s defaults under its debt obligations, some or all of its creditors will have the option of taking legal action against the Company, including instituting a reorganization proceeding in Mexico. In the event of the Company’s bankruptcy and liquidation, it is possible that the liquidation value per share received by holders of Series V Shares and ADSs would be lower than the price per share in the Offers or even zero.

Acquisition Agreement. The Board of Directors considered the terms and conditions of the Acquisition Agreement including, without limitation, the obligation of Movil Access and Biper (i) to release the Principal Shareholders and their affiliates, and to cause the Company to release them, from certain matters arising from their association with the Company, all as more specifically provided in the Acquisition Agreement and (ii) to indemnify to the fullest extent that they are permitted to do so by applicable law the Principal Shareholders and their affiliates, and to cause the Company to indemnify them to the fullest extent that they are permitted to do so by applicable law from certain matters, all as more specifically provided in the Acquisition Agreement.

Terms and Conditions of the Offer. The Board of Directors considered the range and scope of the financial and other terms and conditions of the Offers.

Cash Available for Non-Tendering Holders of Securities. According to the U.S. Offer to Purchase, in the event that, after completion of the Offers, Iusacell is required by the Mexican Stock Exchange, or the Purchaser decides, to delist the Series A Shares and Series V Shares from the Mexican Stock Exchange, the Company’s shareholders that do not tender their Securities in the Offers may receive the same consideration as the shareholders that tendered their Securities since, to the extent required by Mexican regulations, prior to any such delisting, the Purchaser would deposit in a trust for a period of two years the funds, in Mexican pesos, that would be required to purchase all the Series A Shares and Series V Shares outstanding after the Offers at the same Mexican peso prices paid in the Mexican Offer. Also, according to the U.S. Offer to Purchase, after any such delisting, the Purchaser may cause the Company to carry out a reverse stock split to eliminate for cash, at the same Mexican peso prices paid in the Mexican Offer, the outstanding Securities held by any remaining shareholders other than the Purchaser.

No Financing Conditions. Movil Access has deposited US$10.0 million into escrow with The Bank of New York to finance the entire purchase price for all of the Series A Shares, Series V Shares and ADSs in the Offers.

Form of Consideration. The consideration offered to the Company’s shareholders for the tendered Securities is all cash, which provides certainty of value to the Company’s shareholders with respect to the tendered Securities.

Participation in Future of the Company. The tendering shareholders will not be able to participate in any future growth of the Company.

Uncertainty as to Trading Volume and Future Listing. The purchase of Series V Shares and ADSs pursuant to the Offers will reduce the number of Series V Shares and ADSs that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Series V Shares and ADSs held by the public. It is possible that, due to decreases in trading volume and the number of ADS holders following consummation of the Offers, the ADSs will no longer meet the continued listing requirements of the NYSE. If that occurs, the NYSE may choose, at its discretion, to delist the ADSs. Similarly, it is possible that, due to decreases in trading volume and the number of holders of Series V Shares following the purchase of Series V Shares pursuant to the Offers, Iusacell will no longer meet the continued listing requirements of the Mexican Stock Exchange. If that occurs, the Mexican Stock Exchange may choose, at its discretion, to suspend the quotation of the Series V Shares. If, following the consummation of the Offers, the Purchaser decides, or Iusacell is required, to delist the Series V Shares from the Mexican Stock Exchange, the Purchaser may cause Iusacell to carry out a reverse stock split in order to eliminate for cash, at the same Mexican peso price paid in the Mexican Offer, the outstanding Securities held by any remaining holders other than the Purchaser in accordance with Mexican law. Delisting the shares from the Mexican Stock Exchange could give rise to certain negative tax consequences for shareholders in Mexico who wish to sell their shares in an over-the-counter transaction.

Change of Business or Purpose; Dissolution; Mergers. According to the U.S. Offer to Purchase and the Folleto Informativo, in connection with any restructuring of the Company, the assets, liabilities, business operations and capital and operating structure of Iusacell could be substantially changed, and Iusacell could engage in mergers, sales of material assets or similar transactions, and there can be no assurance that such changes or actions would not have an adverse impact on the Company or its shareholders in the future.

Telecommunications Industry Prospects. The unstable market conditions of the telecommunications industry in Mexico and abroad have severely impacted the market valuations of companies in this industry. All companies in the global telecommunications industry must adapt to rapid and significant changes in technology which may require substantial capital investments. In addition, it is possible that new laws and regulations for the telecommunications industry will be enacted in Mexico.

Equal Treatment. The Offers treat all shareholders of the Company equally from a financial perspective by providing the same cash consideration per share to all shareholders of the Company regardless of the series of shares they own or whether or not they are majority shareholders.

The foregoing discussion of the information and factors considered by the Board of Directors is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board of Directors in reaching its position. The members of the Board of Directors evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company. In light of the number and variety of factors that the Board of Directors considered, the members of the Board of Directors did not find it practicable to assign relative weights to the foregoing factors. However, the position of the Board of Directors was determined after considering the totality of the information and factors involved.

The Board of Directors has not obtained any report, opinion or appraisal as to the value of the Company and its securities or as to the fairness of the Offers to the holders of Securities.

The Verizon Shareholders have the right to appoint seven (7) members of the Board of Directors of the Company. Vodafone has the right to appoint five (5) members of the Board of Directors of the Company. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements – Iusacell Shareholders Agreement.” Of the twelve (12) members of the Board of Directors of the Company, nine (9) are employed either by Verizon or Vodafone or their affiliates.

Intent to Tender

To the knowledge of the Company, certain executive officers and directors of the Company own ADSs and such executive officers or directors do not currently intend to tender such ADSs or the underlying Series V Shares held of record or beneficially owned by them into the Offers.

Pursuant to the Acquisition Agreement and Escrow Agreement, the Securities owned by the Principal Shareholders and deposited with the Escrow Agent have been tendered in the Mexican Offer by the Escrow Agent on behalf of the Principal Shareholders, and the Series V Shares owned by the Verizon Shareholders held in the form of ADSs were converted into Series V Shares and have been tendered by the Verizon Shareholders in the Mexican Offer.

Item 5.    Person/Assets, Retained, Employed, Compensated or Used

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to holders of Series A Shares, Series V Shares or ADSs on its behalf with respect to the Offers.

Item 6.    Interest in Securities of the Subject Company

Except as described below, during the past sixty (60) days, no transactions with respect to the Securities have been effected by the Company or, to the Company’s knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

On June 12, 2003, the Verizon Shareholders and Vodafone entered into the Acquisition Agreement pursuant to which they agreed to tender their Securities in the Offers. Pursuant to the Acquisition Agreement and Escrow Agreement, the Securities owned by the Principal Shareholders and deposited with the Escrow Agent have been tendered in the Mexican Offer by the Escrow Agent on behalf of the Principal Shareholders, and the Series V Shares owned by the Verizon Shareholders held in the form of ADSs were converted into Series V Shares and have been tendered by the Verizon Shareholders in the Mexican Offer.

On June 23, 2003, Carlos Espinal G., the Chief Executive Officer and a director of the Company, sold on the open market (i) three hundred (300) ADSs at a price of US$3.06 per ADS, (ii) seven hundred (700) ADSs at a price of US$3.05 per ADS, (iii) five thousand (5,000) ADSs at a price of US$3.15 per ADS, (iv) four hundred (400) ADSs at a price of US$3.12 per ADS and (v) four thousand six hundred (4,600) ADSs at a price of US$2.95 per ADS.

Item 7.    Purposes of the Transaction and Plans or Proposals

Except as described below, the Company has not undertaken and is not engaged in any negotiations in response to the Offers which relate to: (i) a tender offer or other acquisition of the Company’s Securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

The Company is currently engaged in negotiations with the creditors under the Credit Agreement in connection with a possible restructuring of the obligations thereunder.

Except as set forth in this Schedule 14D-9, there are no transactions, Board of Directors resolutions, agreements in principle or signed contracts in response to the Offers that relate to one or more of the events referred to in the first paragraph of this Item 7.

Item 8.    Additional Information

Regulatory Filings

Movil Access filed with the FCC an application for approval of the transfer of the authorization under Section 214 of the United States Communications Act of 1934 granted to Iusatel USA Inc., a subsidiary of Iusacell.

Movil Access filed notifications of the transactions contemplated by the Acquisition Agreement with the CFC on June 18, 2003 and with the CFT on June 20, 2003.

On June 19, 2003, Movil Access filed with the CNBV an application for approval of the Mexican Offer, and on June 27, 2003, the CNBV approved the commencement of the Mexican Offer.

Exhibits

The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

Forward Looking Statements

This Schedule 14D-9 contains various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements are based upon the current beliefs of the Company’s management, as well as on assumptions made by management based upon information currently available to it. The words “believe,” “expect,” “likely” and “anticipate” and similar expressions identify some of these forward-looking statements. These statements are subject to various risks and uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Should management’s assumptions prove incorrect, actual results may vary materially and adversely from those anticipated or projected. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of their respective dates. The Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.    Exhibits

Documents filed as exhibits to this Schedule 14D-9.

Exhibit No.

(a)(1)	Press Release, dated June 13, 2003 (incorporated herein by reference to Exhibit 99.1 of the Schedule 14D-9 filed by the Company with the SEC on June 16, 2003)

(a)(2)*	Letter to Shareholders dated July 14, 2003

(e)(1)	Acquisition Agreement, dated as of June 12, 2003, by and among Biper, S.A. de C.V., Movil Access, S.A. de C.V., Bell Atlantic International, Inc., Bell Atlantic Latin America Holdings, Inc., Bell Atlantic New Zealand Holdings, Inc., and Vodafone Americas B.V. (incorporated herein by reference to Exhibit 6 of Schedule 13D/A filed by Vodafone Americas B.V. with the SEC on June 13, 2003)

(e)(2)	Escrow Agreement, dated as of June 12, 2003, by and among Biper, S.A. de C.V., Movil Access, S.A. de C.V., Bell Atlantic International, Inc., Bell Atlantic Latin America Holdings, Inc., Bell Atlantic New Zealand Holdings, Inc., Vodafone Americas B.V. and The Bank of New York, as escrow agent (incorporated herein by reference to Exhibit 7 of Schedule 13D/A filed by Vodafone Americas B.V. with the SEC on June 13, 2003)

(e)(3)	Shareholders Agreement dated as of March 30, 2001, by and among Grupo Iusacell, S.A. de C.V., Bell Atlantic Latin America Holdings, Inc., Bell Atlantic International, Inc., Bell Atlantic New Zealand Holdings, Inc. and Vodafone Americas B.V. (incorporated herein by reference to Exhibit 2(a) of the Annual Report on Form 20-F for fiscal year 2000 (File No. 001-14938) of Grupo Iusacell, S.A. de C.V.)

(e)(4)*+	Confidentiality Agreement, dated as of June 16, 2003, by and among Grupo Iusacell, S.A. de C.V., Movil Access, S.A. de C.V., Biper, S.A. de C.V., TV Azteca, S.A. de C.V., Elektra, S.A. de C.V., and Unefon, S.A. de C.V.

(e)(5)*	Form of Verizon Retention Agreement (Foreign)

(e)(6)*	Form of Verizon Retention Agreement (Local)

*    Filed herewith.

+    Exhibit originally in the Spanish language. Pursuant to Rule 306 of Regulation S-T, an English translation is provided herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

GRUPO IUSACELL, S.A. DE C.V.

By:	/S/ CARLOS ESPINAL G.
	Name:	Carlos Espinal G.
	Title:	Chief Executive Officer

By:	/S/ RUSSELL A. OLSON
	Name:	Russell A. Olson
	Title:	Executive Vice President and Chief Financial Officer

Date:  July 14, 2003

EXHIBIT INDEX

Exhibit No.

(a)(1)	Press Release, dated June 13, 2003 (incorporated herein by reference to Exhibit 99.1 of the Schedule 14D-9 filed by the Company with the SEC on June 16, 2003)

(a)(2)*	Letter to Shareholders dated July 14, 2003

(e)(1)	Acquisition Agreement, dated as of June 12, 2003, by and among Biper, S.A. de C.V., Movil Access, S.A. de C.V., Bell Atlantic International, Inc., Bell Atlantic Latin America Holdings, Inc., Bell Atlantic New Zealand Holdings, Inc., and Vodafone Americas B.V. (incorporated herein by reference to Exhibit 6 of Schedule 13D/A filed by Vodafone Americas B.V. with the SEC on June 13, 2003)

(e)(2)	Escrow Agreement, dated as of June 12, 2003, by and among Biper, S.A. de C.V., Movil Access, S.A. de C.V., Bell Atlantic International, Inc., Bell Atlantic Latin America Holdings, Inc., Bell Atlantic New Zealand Holdings, Inc., Vodafone Americas B.V. and The Bank of New York, as escrow agent (incorporated herein by reference to Exhibit 7 of Schedule 13D/A filed by Vodafone Americas B.V. with the SEC on June 13, 2003)

(e)(3)	Shareholders Agreement dated as of March 30, 2001 by and among Grupo Iusacell, S.A. de C.V., Bell Atlantic Latin America Holdings, Inc., Bell Atlantic International, Inc., Bell Atlantic New Zealand Holdings, Inc. and Vodafone Americas B.V. (incorporated herein by reference to Exhibit 2(a) of the Annual Report on Form 20-F for fiscal year 2000 (File No. 001-14938) of Grupo Iusacell, S.A. de C.V.)

(e)(4)*+	Confidentiality Agreement, dated as of June 16, 2003 by and among Grupo Iusacell, S.A. de C.V., Movil Access, S.A. de C.V., Biper, S.A. de C.V., TV Azteca, S.A. de C.V., Elektra, S.A. de C.V., and Unefon, S.A. de C.V.

(e)(5)*	Form of Verizon Retention Agreement (Foreign)

(e)(6)*	Form of Verizon Retention Agreement (Local)

*    Filed herewith.

+    Exhibit originally in the Spanish language. Pursuant to Rule 306 of Regulation S-T, an English translation is provided herewith.